Filed Pursuant to Rule 433

Registration Statement No. 333-236195

and 333-236195-01

as amended by Post-Effective

Amendment No. 1 dated

September 4, 2020,

Supplementing the Prospectus

dated September 4, 2020 and

Preliminary Prospectus Supplement

dated September 13, 2021

Johnson Controls International plc

Tyco Fire & Security Finance S.C.A.

$500,000,000 2.000% Sustainability-Linked Senior Notes due 2031

Pricing Term Sheet

September 13, 2021

Issuers:	Johnson Controls International plc Tyco Fire & Security Finance S.C.A.

Trade Date:	September 13, 2021

Settlement Date**:	September 16, 2021 (T+3)

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC UniCredit Capital Markets LLC

Co-Managers:	BofA Securities, Inc. CastleOak Securities, L.P. Danske Markets Inc. J.P. Morgan Securities LLC Standard Chartered Bank Westpac Banking Corporation

Title of Securities:	2.000% Sustainability-Linked Senior Notes due 2031

Ratings (Moody’s / S&P)*:	Baa2 / BBB+

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	September 16, 2031

Interest Rate:	2.000% per annum (the “Initial Interest Rate”), subject to increase as described in “Interest Rate Step-up” below.

Interest Rate Step-up:	From and including March 16, 2026 (or if such day is not a Business Day, the next succeeding Business Day) (the “Interest Rate Step Up Date”), the interest rate payable on the Notes shall be increased from the Initial Interest Rate by, in aggregate, (i) an additional 12.5 basis points per annum unless the Issuers have notified the Trustee in writing on or before the date that is 15 days prior to the Interest Rate Step Up Date (the “Notification Date”) in the form of an Officer’s Certificate certifying that such officers have determined that the Issuers have satisfied the Scope 1 and Scope 2 Emissions Sustainability Performance Target and received a related Assurance Letter from the External Verifier and (ii) an additional 12.5 basis points per annum unless the Issuers have notified the Trustee in writing on or before the Notification Date in the form of an Officer’s Certificate certifying that such officers have determined that the Issuers have satisfied the Scope 3 Emissions Sustainability Performance Target and received a related Assurance Letter from the External Verifier.

Benchmark Treasury:	UST 1.250% due August 15, 2031

Benchmark Treasury Price and Yield:	99-11; 1.321%

Spread to Benchmark Treasury:	+77 basis points

Yield to Maturity:	2.091%

Price to Public:	99.183%, plus accrued interest, if any, from September 16, 2021

Gross Proceeds:	$495,915,000

Interest Payment Dates:	Payable on March 16 and September 16 of each year, beginning on March 16, 2022

Optional Redemption:	Prior to June 16, 2031 (three months prior to the maturity date of the Securities), callable at make-whole (T + 15 basis points)

Par Call:	On or after June 16, 2031 (three months prior to the maturity date of the Securities)

CUSIP/ISIN:	47837R AD2 / US47837RAD26

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Listing:	Application will be made to list the notes on the New York Stock Exchange

*	The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.
**

It is expected that delivery of the notes will be made to investors on or about September 16, 2021, which will be the third business day following the trade date set forth above (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the date of delivery should consult their own advisors.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Citigroup Global Markets Inc. toll-free at (800) 831-9146; or Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.